Earning Release

ELBIT SYSTEMS REPORTS
THIRD QUARTER OF 2017 RESULTS

Backlog of orders at $7.6 billion; Revenues at $801 million;
Non-GAAP net income of $67 million; GAAP net income of $61 million; Non-GAAP net EPS of $1.57; GAAP net EPS of $1.44

Haifa, Israel, November 14, 2017 – Elbit Systems Ltd. (NASDAQ: ESLT and TASE: ESLT), (the "Company") the international high technology company, reported today its consolidated results for the quarter ended September 30, 2017.

In this release, the Company is providing US-GAAP results as well as additional non-GAAP financial data, which are intended to provide investors a more comprehensive understanding of the Company's business results and trends. Unless otherwise stated, all financial data presented is GAAP financial data.

Management Comment:

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, commented: “We are pleased with our results, particularly the increase in our backlog, which positions us well for long-term growth. We see ongoing increases in defense budgets, which we have been able to capitalize on in many of our target markets, and during the quarter we announced a number of significant contract wins. This has enabled us to achieve a 12% increase year-over-year in our backlog, with the growth favoring the long-term component. Furthermore, our improved gross and operating profit margins this quarter underscore the fruits of our ongoing effort to improve business efficiencies and build on inter-company synergies. Elbit Systems remains well positioned to benefit over the long-term from the positive momentum in our markets.”

Third quarter 2017 results:

Revenues in the third quarter of 2017 were $800.7 million, as compared to $780.8 million in the third quarter of 2016.

Non-GAAP (*) gross profit amounted to $256.3 million (32.0% of revenues) in the third quarter of 2017, as compared to $238.1 million (30.5% of revenues) in the third quarter of 2016. GAAP gross profit in the third quarter of 2017 was $251.0 million (31.3% of revenues), as compared to $230.4 million (29.5% of revenues) in the third quarter of 2016.

Research and development expenses, net were $67.1 million (8.4% of revenues) in the third quarter of 2017, as compared to $65.6 million (8.4% of revenues) in the third quarter of 2016.

_____________
* see page 3

Earning Release

Marketing and selling expenses, net were $66.9 million (8.4% of revenues) in the third quarter of 2017, as compared to $60.9 million (7.8% of revenues) in the third quarter of 2016. The increase in marketing and selling expenses in the third quarter of 2017 was mainly related to the mix of countries and types of marketing activities for projects in which we invest our marketing efforts.

General and administrative expenses, net were $34.8 million (4.3% of revenues) in the third quarter of 2017, as compared to $36.1 million (4.6% of revenues) in the third quarter of 2016.

Other operating income, net in the third quarter of 2016 amounted to $10.5 million. The amount reflects a net gain related to valuation of shares in a newly established Israeli subsidiary due to a third party investment.

Non-GAAP(*) operating income was $89.2 million (11.1% of revenues) in the third quarter of 2017, as compared to $77.9 million (10.0% of revenues) in the third quarter of 2016. GAAP operating income in the third quarter of 2017 was $82.2 million (10.3% of revenues), as compared to $78.3 million (10.0% of revenues) in the third quarter of 2016.

Financial expenses, net were $9.3 million in the third quarter of 2017, as compared to $7.3 million in the third quarter of 2016.

Taxes on income were $14.6 million (effective tax rate of 20.0%) in the third quarter of 2017, as compared to $8.9 million (effective tax rate of 12.5%) in the third quarter of 2016. The effective tax rate is affected by the mix of the tax rates in the various jurisdictions in which the Company's entities generate taxable income. The lower effective tax rate in the third quarter of 2016 was mainly a result of prior years adjustments related to finalizing a tax assessment of a subsidiary.

Equity in net earnings of affiliated companies and partnerships was $3.5 million (0.4% of revenues) in the third quarter of 2017, as compared to $1.4 million (0.2% of revenues) in the third quarter of 2016.

Net income attributable to non-controlling interests was $0.3 million in the third quarter of 2017, as compared to $0.2 million in the third quarter of 2016.

Non-GAAP(*) net income attributable to the Company's shareholders in the third quarter of 2017 was $67.3 million (8.4% of revenues), as compared to $62.5 million (8.0% of revenues) in the third quarter of 2016. GAAP net income in the third quarter of 2017 was $61.5 million (7.7% of revenues), as compared to $63.4 million (8.1% of revenues) in the third quarter of 2016.

Non-GAAP(*) diluted net earnings per share attributable to the Company's shareholders were $1.57 for the third quarter of 2017, as compared to $1.46 for the third quarter of 2016. GAAP diluted earnings per share in the third quarter of 2017 were $1.44, as compared to $1.48 for the third quarter of 2016.

The Company’s backlog of orders as of September 30, 2017 totaled $7,641 million, as compared to $6,836 million as of September 30, 2016. Approximately 73% of the current backlog is attributable to orders from outside Israel. Approximately 45% of the current backlog is scheduled to be performed during 2017 and 2018.

Operating cash flow used in the nine months ended September 30, 2017 was $140.0 million, as compared to $31.5 million used in the nine months ended September 30, 2016.

_____________
* see page 3

Earning Release

Accounting policies update:

ASU 2014-09, "Revenue from Contracts with Customers" (ASC 606), will be effective for the Company beginning January 1, 2018. The Company is adopting ASC 606 effective January 1, 2018 and expects to do so using the modified retrospective method.
The Company has made progress toward completing the evaluation of the potential changes from adopting the new standard on its financial reporting and disclosures. The Company is evaluating the impact of the standard on its revenue streams and some of its significant representative contracts. The Company has significantly progressed in its assessment of the impact on its business processes, controls and systems. We are in the process of implementing changes to business processes, systems and internal controls required to implement and account for the new standard.
The adoption of the new standard may primarily impact the Company's contracts where revenue is currently recognized using the percentage-of-completion units-of-delivery method, with the possible resulting impact being revenue which may be recognized earlier in the performance period as it incurs costs, as opposed to when units are delivered. This change may also impact the Company's balance sheet presentation with a possible decrease in inventories, an increase in contract assets (i.e., unbilled receivables) and a net increase to retained earnings to primarily reflect the impact of converting units-of-delivery contracts to the cost-to-cost method for recognizing revenue and profits.
Our evaluation of the standard and its impact on the financial statements, contracts and required financial controls will continue through the adoption date, including any impacts related to new contracts awarded.

* Non-GAAP financial data:

The following non-GAAP financial data is presented to enable investors to have additional information on the Company's business performance as well as a further basis for periodical comparisons and trends relating to the Company's financial results. The Company believes such data provides useful information to investors by facilitating more meaningful comparisons of the Company's financial results over time. Such non-GAAP information is used by the Company's management to make strategic decisions, forecast future results and evaluate the Company's current performance. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies.

The non-GAAP financial data includes reconciliation adjustments regarding non-GAAP gross profit, operating income, net income and diluted EPS. In arriving at non-GAAP presentations, companies generally factor out items such as those that have a non-recurring impact on the income statements, various non-cash items, significant effects of retroactive tax legislation and changes in accounting guidance and other items, which in management's judgment, are items that are considered to be outside of the review of core operating results.

In the Company's non-GAAP presentation, the Company made certain adjustments, as indicated in the table below.

These non-GAAP measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures. Investors should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Earning Release

Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data:
(US Dollars in millions)

	Nine Months Ended September 30,		Three Months Ended September 30,		Year Ended December 31,
	2017	2016	2017	2016	2016

GAAP gross profit	$714.5	$678.7	$251.0	$230.4	$959.6
Adjustments:
Amortization of purchased intangible assets	16.9	23.5	5.3	7.7	31.2
Non-GAAP gross profit	$731.4	$702.2	$256.3	$238.1	$990.8
Percent of revenues	30.9%	30.4%	32.0%	30.5%	30.4%

GAAP operating income	$215.7	$211.5	$82.2	$78.3	$299.0
Adjustments:
Amortization of purchased intangible assets	21.7	31.3	7.0	10.1	41.2
Gain from changes in holdings	—	(17.6)	—	(10.5)	(17.6)
Non-GAAP operating income	$237.4	$225.2	$89.2	$77.9	$322.6
Percent of revenues	10.0%	9.8%	11.1%	10.0%	9.9%

GAAP net income attributable to Elbit Systems’ shareholders	$169.7	$169.8	$61.5	$63.4	$236.9
Adjustments:
Amortization of purchased intangible assets	21.7	31.3	7.0	10.1	41.2
Capital gain	—	(3.9)	—	—	(3.9)
Impairment of investments	—	—	—	—	2.5
Gain from changes in holdings	—	(16.4)	—	(9.3)	(16.4)
Related tax benefits	(3.6)	(4.4)	(1.2)	(1.7)	(6.1)
Non-GAAP net income attributable to Elbit Systems' shareholders	$187.8	$176.4	$67.3	$62.5	$254.2
Percent of revenues	7.9%	7.6%	8.4%	8.0%	7.8%

GAAP diluted net EPS	$3.97	$3.97	$1.44	$1.48	$5.54
Adjustments, net	0.42	0.16	0.13	(0.02)	0.41
Non-GAAP diluted net EPS	$4.39	$4.13	$1.57	$1.46	$5.95

Earning Release

Recent Events:

On August 17, 2017, the Company confirmed, in an answer to media inquiries, that on August 7, 2017, a jury in the United States District Court for the Eastern District of Texas found Hughes Network Systems, LLC, to have infringed one of its patent, which generally relates to high-speed satellite communications, U.S. Patent No. 6,240,073.

On August 29, 2017, the Company announced that it was awarded an approximately $93 million contract from an Asia-Pacific country to upgrade its F-5 aircraft fleet. The contract will be performed over a three-year period. Under the upgrade contract, Elbit Systems will supply the F-5 with cutting edge systems, including Head-Up Displays (HUDs), an advanced cockpit, radars, weapon delivery and navigation systems, as well as DASH IV Head Mounted Systems.

On September 4, 2017, the Company announced that it was awarded an approximately $11 million contract for the supply of an integrated maritime C4ISR system to an Asia-Pacific navy. The contract, to be performed over a two-year period, will include interconnected coastal sensor towers, naval command centers and maritime C4I capabilities, as well as ongoing maintenance. The project will support commanders and other users (headquarters, command centers, coastal observation posts and vessels) throughout routine and special operations and will also be used for training and simulation.

On September 12, 2017, the Company announced that its subsidiary, Elbit Systems of America, LLC, was awarded a U.S. Customs and Border Protection (CBP) contract to provide a tower and in-fill radar system that supplies a complete capability to detect flying objects in highly cluttered environments. The contract, in an amount that is not material to Elbit Systems, will be performed in Texas.

On September 18, 2017, the Company announced that it will reorganize the business of CYBERBIT Solutions Ltd., its wholly-owned subsidiary. The defense Cyber Intelligence and Cyber Security business will be integrated with Elbit Systems Land and C4I Division, and the commercial cyber business will continue to operate under CYBERBIT Ltd. The reorganization will become effective as of January 1, 2018.

On September 26, 2017, the Company announced that it was awarded a contract, in an amount of $240 million, to provide a wide array of defense electronic systems to a country in Africa. The contract, which will be performed over a two-year period, is comprised of Directed Infra-red Counter Measure (DIRCM) systems to protect aircraft from shoulder fired missiles (Man Portable Air Defense Systems -MANPADS), based on passive IR (Infrared) systems, and includes Missile Warning Systems (MWS), radio and communication systems, land systems, mini-UAS systems and a helicopter upgrade.

On September 27, 2017, the Company announced that it was awarded an approximately $300 million contract, for the supply of command and control systems to a customer in Asia-Pacific. The project will be performed over a three-year period.

On October 3, 2017, the Company announced that its subsidiary, Elbit Systems of America, LLC, was awarded a $31.5 million additional component contract by the Defense Logistics Agency Land and Maritime to provide Aviator Night Vision Imaging System Head-Up Displays (ANVIS HUD). Work will be performed over a two-year period.

Earning Release

Dividend:

The Board of Directors declared a dividend of $0.44 per share for the third quarter of 2017. The dividend’s record date is December 1, 2017. The dividend will be paid from income generated as Preferred Income (as defined under Israel tax laws), on December 18, 2017, net of taxes and levies, at the rate of 20%.

Conference Call:

The Company will be hosting a conference call today, Tuesday, November 14, 2017 at 9:00 a.m. Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Numbers: 1 888 407 2553
Canada Dial-in Numbers: 1 866 485 2399
UK Dial-in Number: 0 800 917 5108
ISRAEL Dial-in Number: 03 918 0610
INTERNATIONAL Dial-in Number: +972 3 918 0610

at: 9:00 am Eastern Time; 6:00 am Pacific Time; 2:00 pm UK Time; 4:00 pm Israel Time

This call will also be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are:

1 888 782 4291 (US and Canada) or +972 3 925 5928 (Israel and International).

Earning Release

About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of airborne, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems and radios. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services, including training and simulation systems.
For additional information, visit: www.elbitsystems.com or follow us on Twitter.

Attachments:
Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flow
Consolidated revenue distribution by areas of operation and by geographical regions

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel: +972-772946663
j.gaspar@elbitsystems.com
David Vaaknin, VP, Head of Corporate Communications
Tel: +972-772946784
david.vaaknin@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1943, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact. Forward-looking statements are based on management's expectations, estimates, projections and assumptions. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.'s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.
Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.

(FINANCIAL TABLES TO FOLLOW)

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	September 30,	December 31,
	2017	2016
	Unaudited	Audited
Assets
Current assets:
Cash and cash equivalents	$124,055	$222,810
Short-term bank deposits and marketable securities	18,606	22,252
Trade and unbilled receivables, net	1,446,287	1,232,591
Other receivables and prepaid expenses	145,644	102,979
Inventories, net of customers advances	925,929	840,266
Total current assets	2,660,521	2,420,898

Investments in affiliated companies and partnerships	174,816	180,962
Long-term trade and unbilled receivables	197,028	189,688
Long-term bank deposits and other receivables	36,702	15,917
Deferred income taxes, net	80,622	79,639
Severance pay fund	292,585	264,253
	781,753	730,459

Property, plant and equipment, net	489,295	474,109
Goodwill and other intangible assets, net	760,223	726,398
Total assets	$4,691,792	$4,351,864

Liabilities and Equity
Short-term bank credit and loans	$291,481	$5,027
Current maturities of long-term loans and Series A Notes	67,777	228,956
Trade payables	494,678	514,106
Other payables and accrued expenses	849,981	828,716
Customer advances in excess of costs incurred on contracts in progress	411,743	347,393
	2,115,660	1,924,198

Long-term loans, net of current maturities	120,051	475
Series A Notes, net of current maturities	125,136	171,066
Employee benefit liabilities	400,715	376,115
Deferred income taxes and tax liabilities, net	70,614	60,098
Customer advances in excess of costs incurred on contracts in progress	129,313	174,529
Other long-term liabilities	48,844	78,142
	894,673	860,425

Elbit Systems Ltd.'s equity	1,672,385	1,559,840
Non-controlling interests	9,074	7,401
Total equity	1,681,459	1,567,241
Total liabilities and equity	$4,691,792	$4,351,864

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amount)

	Nine Months Ended September 30,		Three Months Ended September 30,		Year Ended December 31,
	2017	2016	2017	2016	2016
	Unaudited		Unaudited		Audited
Revenues	$2,368,221	$2,306,497	$800,734	$780,776	$3,260,219
Cost of revenues	1,653,762	1,627,748	549,753	550,403	2,300,636
Gross profit	714,459	678,749	250,981	230,373	959,583

Operating expenses:
Research and development, net	192,598	188,814	67,092	65,578	255,792
Marketing and selling, net	199,003	182,252	66,934	60,926	271,037
General and administrative, net	107,160	113,754	34,791	36,138	151,353
Other operating income, net	—	(17,575)	—	(10,543)	(17,575)
Total operating expenses	498,761	467,245	168,817	152,099	660,607
Operating income	215,698	211,504	82,164	78,274	298,976

Financial expenses, net	(24,810)	(14,495)	(9,333)	(7,303)	(23,742)
Other income, net	37	3,942	5	32	3,967
Income before income taxes	190,925	200,951	72,836	71,003	279,201

Taxes on income	(30,151)	(35,812)	(14,579)	(8,856)	(45,617)
	160,774	165,139	58,257	62,147	233,584

Equity in net earnings of affiliated companies and partnerships	9,918	5,855	3,500	1,426	5,224
Net income	$170,692	$170,994	$61,757	$63,573	$238,808
Less: net income attributable to non-controlling interests	(996)	(1,197)	(280)	(195)	(1,899)
Net income attributable to Elbit Systems Ltd.'s shareholders	$169,696	$169,797	$61,477	$63,378	$236,909

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings per share	$3.97	$3.97	$1.44	$1.48	$5.54
Diluted net earnings per share	$3.97	$3.97	$1.44	$1.48	$5.54

Weighted average number of shares (in thousands)
Shares used in computation of basic earnings per share	42,749	42,741	42,751	42,745	42,742
Shares used in computation of diluted earnings per share	42,753	42,751	42,753	42,753	42,752

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US dollars)

	Nine Months Ended September 30,		Year Ended December 31,
	2017	2016	2016
	Unaudited		Audited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$170,692	$170,994	$238,808
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	84,884	89,186	122,888
Write-off impairment on marketable securities	—	—	86
Stock-based compensation	13	58	70
Amortization of Series A Notes premium and related issuance costs, net	(69)	(69)	(92)
Deferred income taxes and reserve, net	6,920	15,210	2,683
Gain on sale of property, plant and equipment	(2,101)	(3,777)	(3,347)
Loss (gain) on sale and revaluation of investments, net	635	(16,752)	(16,734)
Equity in net earnings of affiliated companies and partnerships, net of dividend received (*)	(6,560)	(5,855)	(1,728)
Changes in operating assets and liabilities, net of amounts acquired:
Increase in short and long-term trade receivables and prepaid expenses	(272,320)	(268,833)	(297,439)
Increase in inventories, net	(82,674)	(59,561)	(8,040)
Increase (decrease) in trade payables, other payables and accrued expenses	(57,985)	121,861	253,413
Severance, pension and termination indemnities, net	(554)	1,332	315
Increase (decrease) in advances received from customers	19,134	(75,248)	(82,881)
Net cash provided by (used in) operating activities	(139,985)	(31,454)	208,002
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(78,136)	(99,936)	(124,221)
Acquisition of subsidiaries and business operations	(25,440)	—	—
Investments in affiliated companies and other companies	(1,078)	(19,277)	(19,277)
Deconsolidation of subsidiary	—	(1,538)	(1,538)
Proceeds from sale of property, plant and equipment	4,932	12,514	15,745
Proceeds from sale of investments	12,067	—	—
Investment in long-term deposits	(717)	(109)	(417)
Proceeds from sale of long-term deposits	175	661	894
Investment in short-term deposits and marketable securities	(23,746)	(24,530)	(25,622)
Proceeds from sale of short-term deposits and marketable securities	28,139	32,146	36,619
Net cash used in investing activities	(83,804)	(100,069)	(117,817)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	119	488	505
Repayment of long-term loans	(166,879)	(48,250)	(48,250)
Proceeds from long-term loans	118,615	—	—
Repayment of Series A Notes	(55,532)	(55,532)	(55,532)
Dividends paid	(56,475)	(51,336)	(68,447)
Change in short-term bank credit and loans, net	285,186	149,062	5,027
Net cash provided by (used in) financing activities	125,034	(5,568)	(166,697)
Net decrease in cash and cash equivalents	(98,755)	(137,091)	(76,512)
Cash and cash equivalents at the beginning of the year	222,810	299,322	299,322
Cash and cash equivalents at the end of the period	$124,055	$162,231	$222,810

* Dividend received from affiliated companies and partnerships	$3,358	$—	$3,496

Earning Release

ELBIT SYSTEMS LTD.
DISTRIBUTION OF REVENUES

Consolidated Revenues by Areas of Operation:

	Nine Months Ended September 30,				Three Months Ended September 30,
	2017		2016		2017		2016
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Airborne systems	897.2	37.9	900.0	39.0	304.3	38.0	305.3	39.1
C4ISR systems	826.8	34.9	891.3	38.6	274.2	34.2	363.0	46.5
Land systems	324.5	13.7	258.0	11.2	121.0	15.1	31.8	4.1
Electro-optic systems	252.4	10.7	181.2	7.9	82.9	10.3	57.9	7.4
Other (mainly non-defense engineering and production services)	67.3	2.8	76.0	3.3	18.3	2.4	22.8	2.9
Total	2,368.2	100.0	2,306.5	100.0	800.7	100.0	780.8	100.0

Consolidated Revenues by Geographical Regions:

	Nine Months Ended September 30,				Three Months Ended September 30,
	2017		2016		2017		2016
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Israel	509.3	21.5	506.7	22.0	174.3	21.8	183.4	23.5
North America	591.4	25.0	596.0	25.8	189.6	23.7	199.7	25.6
Europe	528.5	22.3	422.4	18.3	163.6	20.4	161.5	20.7
Asia-Pacific	510.5	21.6	595.1	25.8	181.6	22.7	176.3	22.6
Latin America	149.3	6.3	151.4	6.6	56.3	7.0	54.7	7.0
Other countries	79.2	3.3	34.9	1.5	35.3	4.4	5.2	0.6
Total	2,368.2	100.0	2,306.5	100.0	800.7	100.0	780.8	100.0